UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

INR 7,347,000,000 7.45 per cent. Synthetic INR Notes due November 8, 2021, payable in U.S. Dollars under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 26, 2018

The following information regarding an issue INR 7,347,000,000 7.45 per cent. Synthetic INR Notes due November 8, 2021, payable in U.S. Dollars (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 11, 2018 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated October 24, 2018 (the “Final Terms”), and the Terms Agreement dated October 24, 2018 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. INR 7,347,000,000 7.45 per cent. Synthetic INR Notes due November 8, 2021, payable in U.S. Dollars.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 7.450 per cent. per annum payable semi-annually in arrears on May 8 and November 8 in each year, from and including May 8, 2019 to and including the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. November 8, 2021.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)

Amendment of Terms. The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of USD 99,960,292.42, which is 99.969 per cent. of the aggregate nominal amount of the Notes, at the agreed rate of 73.4764 Indian Rupees per one United States Dollar. See p. 2 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 11, 2018);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E.	Global Agency Agreement (dated as of June 3, 2008);[2]

F.	Final Terms (October 24, 2018); and

G.	Terms Agreement (October 24, 2018).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 11, 2018.
[2]	Filed on September 17, 2008.
[3]	Filed on July 10, 2014

EXHIBIT F

MIFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) notification - The Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 and “Excluded Investment Products” (as defined in the Monetary Authority of Singapore (“MAS”) Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Final Terms dated October 24, 2018

International Finance Corporation

Issue of

INR 7,347,000,000 7.45 per cent. Synthetic INR Notes due November 8, 2021,

payable in U.S. Dollars

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus as may be supplemented from time to time. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus as so supplemented. The Prospectus as so supplemented may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	1982

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	The lawful currency of India (“Indian Rupee” or “INR”), provided that all payments in respect of the Notes will be made in United States Dollars (“USD”).

4. Aggregate Nominal Amount: (i) Series: (ii) Tranche:	INR 7,347,000,000 INR 7,347,000,000

5. Issue Price:

99.969 per cent. of the Aggregate Nominal Amount

The Issue Price will be payable in USD in the amount of USD 99,960,292.42 at the agreed Reference Rate of 73.4764 Indian Rupees per one United States Dollar

6. (i) Specified Denominations: (ii) Calculation Amount:	INR 10,000 and integral multiples thereof INR 10,000

7. Issue Date:	October 26, 2018

8. Maturity Date:	November 8, 2021 (subject to item 22. below)

9. Interest Basis:	7.45 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	7.45 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	May 8 and November 8 in each year, from and including May 8, 2019 to and including the Maturity Date (each subject to item 22. below).

(iii) Fixed Coupon Amount:	INR 372.50 per Calculation Amount, payable in USD by applying the following formula: INR 372.50 divided by Reference Rate (as defined in item 22. below)

(iv) Initial Broken Amount:	Initial Broken Amount of INR 397.33 per Calculation Amount, payable in USD by applying the following formula:

INR 397.33 divided by Reference Rate (as defined in item 22. below)

(v) Day Count Fraction:	30E/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I: Call Option II (Automatic):	Not Applicable Not Applicable

21. Put Option:	Not Applicable

22. Final Redemption Amount of each Note:

The Final Redemption Amount per Calculation Amount will be payable in USD and calculated by the Determination Agent using the Reference Rate as determined by the Determination Agent, on the Rate Fixing Date in respect of the Maturity Date, as follows:

Calculation Amount divided by Reference Rate

Where:

“Calculation Agent” means Citibank, N.A., London Branch.

“Determination Agent” means Merrill Lynch International.

“Reference Rate” means the rate used on each Rate Fixing Date which will be the USD/INR spot rate, expressed as the amount of Indian Rupees per one United States Dollar, for settlement in two Fixing Business Days, reported by the Financial Benchmarks India Pvt, Ltd. (www.fbil.org.in), which is displayed on Reuters Screen “INRREF-FBIL” Page (or any successor page) at approximately 1:30 p.m. (Mumbai time), on each Rate Fixing Date.

If such rate is:

(i) discontinued and/or is no longer published by the Financial Benchmarks India Pvt, Ltd. on any successor page; or

(ii)  or no longer used in the ISDA Non-Deliverable Swap Transaction Fallback Matrix, as amended and supplemented from time to time and published by ISDA on its website at http://www.isda.org (or any successor website thereto) for the INR/USD currency pair; or

(iii)  not indicative of the market standard rate (as determined in the sole discretion of the Determination Agent) (clauses (i), (ii) and (iii) individually and collectively the “Reference Rate Disruption Events”)

then the Reference Rate shall be determined by the Determination Agent in good faith and in a commercially reasonable manner. For the avoidance of doubt, if any of the Reference Rate Disruption Events occurs or continues to exist, then the remedy specified in the preceding sentence shall supersede the Applicable Price Source Disruption Fallback specified below.

If a Price Source Disruption Event occurs on the Scheduled Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Determination Agent in accordance with the Fallback Provisions set out below.

“Rate Fixing Date” means the Scheduled Rate Fixing Date, subject to Valuation Postponement.

“Scheduled Rate Fixing Date” means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable. If the Scheduled Rate Fixing Date is an Unscheduled Holiday, the Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the Deferral Period for Unscheduled Holiday set out below.

“Unscheduled Holiday” means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

Adjustments to Interest Payment Date and Maturity Date:

If a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Days after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined. If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or the Maturity Date, as applicable, and no further adjustment shall apply to the amount of interest payable.

Fallback Provisions:

“Price Source Disruption Event” means it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

“Applicable Price Source Disruption Fallbacks”:

In the event of a Price Source Disruption Event, the Determination Agent shall apply each of the following Price Source Disruption Fallbacks for the determination of the Reference Rate, in the following order, until the Reference Rate can be determined.

1. Valuation Postponement	(As defined below)

2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)

3. Fallback Survey Valuation Postponement	(As defined below)

4. Determination Agent Determination of Reference Rate

“Cumulative Events” has the following meaning: Notwithstanding anything to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Price Source Disruption Fallback.

“Valuation Postponement” means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption Event, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which will, subject to the provisions relating to Fallback Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Fallback.

“Maximum Days of Postponement”: 14 calendar days.

“SFEMC INR Indicative Survey Rate (INR02)” means that the Reference Rate for a given Rate Fixing Date will be the Indian Rupee/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two Fixing Business Days, as published on the web site of Singapore Foreign Exchange Market Committee (“SFEMC”) at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The Reference Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey (as defined below) for the purpose of determining the SFEMC INR Indicative Survey Rate.

“SFEMC INR Indicative Survey” means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Indian Rupee/U.S. Dollar markets for the purpose of determining the SFEMC INR Indicative Survey Rate.

“Fallback Survey Valuation Postponement” means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of either (i) Valuation Postponement for Price Source Disruption, (ii) Deferral Period for Unscheduled Holiday, or (iii) Cumulative Events, as applicable, then the Reference Rate will be determined in accordance with the next Applicable Price Source Disruption Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, does not preclude postponement of valuation in accordance with this provision.

“Payment Business Day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

“Fixing Business Day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai.

Deferral Period for Unscheduled Holiday:

In the event the Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a “Deferral Period”), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

23.  Early Redemption Amount:

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

The Final Redemption Amount as determined in accordance with item 22. above plus accrued and unpaid interest, if any, as determined in accordance with item 15. above; provided that, for purposes of such determination, the Scheduled Rate Fixing Date shall be the date that is two Fixing Business Days prior to the date upon which the Notes become due and payable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date

25. New Global Note (NGN):	No

26. Financial Centre(s) or other special provisions relating to payment dates:	New York and Mumbai

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28. Details relating to Partly Paid Notes:	Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30. Redenomination, renominalization and reconventioning provisions:	Not Applicable

31. Consolidation provisions:	Not Applicable

32. Additional terms: (i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Merrill Lynch International – INR 3,673,500,000 2 King Edward Street London EC1A 1HQ United Kingdom The Toronto-Dominion Bank – INR 3,673,500,000 60 Threadneedle Street London EC2R 8AP United Kingdom

(ii) Date of Terms Agreement:	October 24, 2018

(iii) Stabilizing Manager(s) (if any):	Not Applicable

34. If non-syndicated, name and address of Dealer:	Not Applicable

35. Total commission and concession:	0.15 per cent. of the Aggregate Nominal Amount

36. Additional selling restrictions:	India. (a) This Final Terms has not been and will not be registered, produced or published as an offer document (whether a prospectus in respect of a public offer or information memorandum or other offering material in respect of any private placement under the Indian Companies Act, 1956, as amended or replaced from time to time, or any other applicable Indian laws), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and (b) the Notes have not been and will not be offered or sold in India by means of any document and this Final Terms or any other offering document or material relating to the Notes have not been and will not be circulated or distributed, directly or indirectly, to any person or to the public in India which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	London

(ii) Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect from on or around the Issue Date.

RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VMM53

Common Code:	189826800

CUSIP:	45950VMM5

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

The Notes will be issued with a de minimis amount of discount. While a U.S. Holder is generally not required to include such discount in income prior to the sale or maturity of the Notes, under recently enacted legislation, U.S. Holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include the discount on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. U.S. Holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Capital Gains

As discussed in the Prospectus under “Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes”, upon the disposition of a Note, a U.S. Holder will generally recognize gain or loss. This gain or loss will generally equal the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15 per cent. rate referenced in the Prospectus) where the property is held for more than one year. The deductibility of capital loss is subject to significant limitations.

Because the Notes are denominated in the Indian Rupee, a U.S. Holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in “Tax Matters—United States Federal Income Taxation—Treatment of Qualified Stated Interest”. Pursuant to such rules, a U.S. Holder should determine amounts received with respect to a Note (including principal and interest) by reference to the U.S. dollar value of the Indian Rupee amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the U.S. Holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the INR Rate as of the relevant Rate Fixing Date. Accordingly, a U.S. Holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service could take the position, however, that the amounts received by a U.S. Holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the U.S. Holder. Prospective U.S. Holders of the Notes should consult their tax advisors regarding these rules.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 per cent. tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the “Tax Matters” section of the Prospectus) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is USD 50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

OTHER RELATIONSHIPS

The Managers and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation. The Managers and their respective affiliates have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Managers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve notes of the Corporation. Typically, the Managers and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Corporation’s notes, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The Managers and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such notes and may hold, or recommend to clients that they acquire, long and/or short positions in such notes.

EXHIBIT G

TERMS AGREEMENT NO. 1982 UNDER

THE STANDARD PROVISIONS

October 24, 2018

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agree to purchase from you (the “Corporation”) the Corporation’s INR 7,347,000,000 7.45 per cent. Synthetic INR Notes due November 8, 2021, payable in U.S. Dollars (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on October 26, 2018 (the “Settlement Date”) at an aggregate purchase price of USD 99,960,292.42 (calculated as set forth below at the agreed Reference Rate of 73.4764 Indian Rupees per one United States Dollar) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to October 19, 2018, 5.15 a.m., London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to each of the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4

The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to 99.969 per cent. of the aggregate nominal amount of the Notes, at the agreed rate of 73.4764 Indian Rupees per one United States Dollar). The Corporation agrees that it will pay to each Dealer named below a management and underwriting fee of 0.15 per cent. of the nominal amount of the Notes that such Dealer commits to underwrite.

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6

The purchase price specified above will be paid by Merrill Lynch International on behalf of each of the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date. The management and underwriting fee specified above will be paid by the Corporation to Merrill Lynch International on behalf of each of the undersigned by wire transfer in same-day funds for value on the Settlement Date.

7

The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10

Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Corporation, the Corporation acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

i.

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii.

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

2

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

11

Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

i.

each of Merrill Lynch International and The Toronto-Dominion Bank (each a “Manufacturer” and together the “Manufacturers”) acknowledges to each other that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the Corporation notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

12

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under the Corporation’s Articles of Agreement, or applicable law or international law.

13	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

14

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

15	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

16

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

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MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra

Name: Kamini Sumra
Title: Director, SSA DCM

THE TORONTO-DOMINION BANK

By:	/s/ Beverly Tyrrell

Name: Beverley Tyrrell
Title: Director Transaction Management Group

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters

Name: Tom Ceusters
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
Merrill Lynch International	INR 3,673,500,000
The Toronto-Dominion Bank	INR 3,673,500,000
Total:	INR 7,347,000,000

SCHEDULE II

Notice Details of the Dealers:

Merrill Lynch International 2 King Edward Street
London EC1A 1HQ
United Kingdom
Tel: +44 (0)20 7995 3966
Fax: +44 (0)20 7995 0048

The Toronto-Dominion Bank 60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention:	Managing Director, Origination and Syndication
Email:	TMG@tdsecurities.com
Telephone:	+44 (0) 20 7628 2262

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